Trent Murch

Tel 312.456.1015

Fax 312.899.0394

murcht@gtlaw.com

July 18, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lulu Cheng

Re:                           CNH Capital Receivables LLC

Registration Statement on Form S-3

Filed June 24, 2014

File No. 333-196988

Ladies and Gentlemen:

On behalf of CNH Capital Receivables LLC (the “Depositor”) and in response to the comment communicated to Greenberg Traurig LLP as the Depositor’s counsel via telephone on July 9, 2014 (the “Comment”), we submit herewith, electronically via EDGAR, Amendment No. 1 to the above-referenced registration statement on Form S-3.  In addition, a paper copy of this letter is being delivered to you, together with a copy of Amendment No. 1, which has been marked to show changes from the registration statement as filed on June 24, 2014, made in response to the Comment.

The Registrant’s response to the Comment is set forth below.  The paragraphs below set forth the comments from the staff of the Securities and Exchange Commission (the “Staff”) in italicized text together with the Depositor’s responses.  Page references in the Depositor’s responses are references to the page numbers in the aforementioned marked copy of the amendment.  Capitalized terms not defined herein have the meaning assigned to them in the above captioned registration statement.  Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the issuer under Regulation AB.

Base Prospectus

Additional Terms of Receivables Sales, page 18

We note that on page 18 of the Base Prospectus that you state:  “If we breach any of our representations or warranties made in a sale and servicing agreement, and our breach is not cured by the last day of the second (or, if we elect, the first) month following the discovery by or notice to the trustee of the breach, we will be obligated to repurchase any receivable materially and adversely affected by our breach as of such last day at a price equal to the contract value of the receivable, as specified in the related prospectus supplement.  Our obligation to purchase any receivable with respect to which any representation or warranty has been breached is subject to CNH Industrial Capital America repurchasing the receivable from us.  This repurchase obligation is the only remedy available to the noteholders, the indenture trustee or the trustee for any trust for any such uncured breach.  The servicer will make the determination as to whether such a repurchase is required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.”

Please clarify which representations and warranties a breach of which would require a repurchase under this language, and please clarify when CNH Capital Receivables LLC’s repurchase obligation is contingent upon the repurchase by CNH Industrial Capital America LLC.

Response:

We direct your attention to page 18 of the Base Prospectus where we have revised the above quoted disclosure in response to the Staff’s Comment.  The disclosure has been revised as follows (new language is underlined; deleted language marked through), thus clarifying which representations and warranties if breached would require a repurchase and when CNH Capital Receivables LLC’s repurchase obligation is contingent upon the repurchase by CNH Industrial Capital America.

“If we breach any of our representations or warranties made in a sale and servicing agreement relating to title of the receivables, perfection or priority matters (these representations and warranties made by us to the trust are substantially similar to the title, perfection and priority representations and warranties made by CNH Industrial Capital America to us as described in “—Regular Sales of Receivables” above), and our breach is not cured by the last day of the second (or, if we elect, the first) month following the discovery by or notice to the trustee of the breach, we will be obligated to repurchase any receivable materially and adversely affected by our breach as of such last day at a price equal to the ~~contract value of the receivable, as specified in the related prospectus supplement.   Our obligation to purchase~~Purchase Amount.  This repurchase obligation is the only remedy available to the trust, noteholders, certificateholders, the indenture trustee or the trustee for any trust for any such uncured breach relating to representations and warranties described in this paragraph.

We also have an obligation under each sale and servicing agreement to repurchase at a price equal to the Purchase Amount any receivable ~~with respect to~~for which ~~any~~there has been a breach of a representation or warranty ~~has been breached~~by CNH Industrial Capital America under the applicable purchase agreement or receivables purchase agreement that requires CNH Industrial Capital America to repurchase such receivable as described in “—Regular Sales of Receivables” above.  Our foregoing repurchase obligation is subject to CNH Industrial Capital America repurchasing the receivable from us as described above.  This repurchase obligation of ours  is the only remedy available against us to the noteholders, the indenture trustee or the trustee for any trust for any such uncured breach.   ~~The~~With respect to this paragraph, the preceding paragraph, and the last paragraph under “—Regular Sales of Receivables,” the servicer will make the ~~determination~~determinations as to whether such ~~a repurchase is~~repurchases are required and there will not otherwise be any independent verification of the servicer’s exercise of authority or such determinations.”

We have also revised the Base Prospectus on pages 16 and 17, in the last paragraph of “Depositor—Regular Sales of Receivables”, to further clarify the issue:

“If CNH Industrial Capital America breaches any of its representations or warranties concerning  the  receivables  conveyed  in  a  receivables  purchase  agreement  or  a  purchase agreement described below under “—Closing Date Sales of Receivables”, it will be obligated to repurchase from us or the applicable trust any receivable materially and adversely affected by the breach at a price equal to the ~~contract’s balance (as measured for  purposes of the related securitization transaction) plus an interest accrual amount on the settlement date immediately succeeding the month in which such repurchase obligation arises~~Purchase Amount as defined below.  This repurchase obligation is the sole remedy available to us, the indenture trustee, the noteholders, the trust, the trustee or the certificateholders against CNH Industrial Capital America for any such breach. If CNH Industrial Capital America fails for any reason to perform its repurchase obligation, you could experience delays or reductions in payments on your notes. In connection with any such repurchase, we will assign to CNH Industrial Capital America any interest that we have in the receivable and the related equipment.  “Purchase Amount” means, as of the close of business on the last day of a collection period, an amount equal to the contract value of the applicable receivable, as of the first day of the immediately following collection period (or, with respect to any applicable receivable that is a liquidated receivable, as of the day immediately prior to such receivable becoming  a  liquidated  receivable  less  any  liquidation  proceeds  actually  received  by  the applicable issuing entity) plus interest accrued and unpaid thereon as of such last day at a rate per annum equal to: (a) in the case of any receivable transferred on the related closing date, the initial cutoff date APR and (b) in the case of any receivable transferred on a related subsequent transfer date, the applicable subsequent cutoff date APR.”

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 456-1015.

Sincerely,

/s/ Trent M. Murch
Trent M. Murch

cc:          Steven Bierman, CNH Capital Receivables LLC